SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                               FORM 10SB

General Form for Registration of Securities of Small Business Issuers

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

            Creative Beauty Supply of New Jersey Corporation
                 (Exact name of Small Business Issuer
                            in its charter)

   New Jersey                       Applied For
 (State or other jurisdiction      (I.R.S. Employer
of incorporation or organization)  Identification
                                      number)

   380 Totowa Road
     Totowa, NJ                          07512
(Address of principal executive offices) (Zip Code)

Registrant's Telephone number, including area code:
(973) 904-0004


Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value


Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, Creative NJ's growth strategies, and
anticipated trends in Creative NJ's business and demographics.   These
forward-looking statements are based largely on Creative NJ's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond Creative NJ's control.   Actual results
could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

Creative Beauty Supply of New Jersey Corp was incorporated in the State of New Jersey on October 1, 2003. It was formed pursuant to a resolution of the board of directors of Creative Beauty Supply Inc., as a wholly owned subsidiary of that company, a publicly traded New Jersey corporation. On January 1, 2004, the assets and liabilities of CBS were contributed at book value to Creative NJ, and this subsidiary was then spun-off by CBS to its shareholders. This spin-off was done in contemplation of a merger which occurred on March 19, 2004 between CBS and Global Digital Solutions, Inc., a Delaware corporation, upon approval by vote of the stockholders of CBS and Global Digital whereby the former shareholders of CBS became the owners of 100 percent of the common stock of Creative NJ. Also, on January 1, 2004, Creative NJ commenced operations in the beauty supply industry at both the wholesale and retail levels. Creative NJ had no transactions between
its date of incorporation and January 1, 2004.   Therefore, as used
throughout this registration statement, inception means January 1, 2004, the first date upon which a transaction occurred in Creative NJ.

Pursuant to the terms of the spin-off arrangement, Global Digital will provide its shareholders as of January 1, 2004, one share of Creative NJ for every share of Global Digital owned as of the record date.

There is not expected to be any material changes in Creative NJ's operations as a result of the spin-off.

Corporate Operations.    Creative NJ operates as a cosmetic and beauty
supply distributor at both the retail and wholesale levels. Creative NJ's various beauty and cosmetic products are purchased by it from a number of unaffiliated suppliers and manufacturers and thereafter sold on its premises to retail "walk-in" customers or directly to beauty salons.

Products.   Creative NJ's beauty and cosmetic products primarily
consist of the following items: Shampoos, conditioners, mousse, setting/styling and spray gels, lotions, lipstick and nail products and hair sprays as well as such beauty and cosmetic related appliances as blow dryers, curling irons, mirrors, air diffusers and hair trimmers. Many of the aforesaid products (at least 80%) may be considered to be "national" brands bearing consumer recognition with respect to the
their respective names.   Such consumer recognition of such "brand"
names is considered by Creative NJ to be of assistance to it with respect to sale of such products since consumer recognition is advanced by national brand media advertising (at no cost to Creative NJ but to Creative NJ's benefit) when potential customers are already familiar with the product as a result of media advertising.

Suppliers.   The above indicated products are purchased by Creative NJ
from a number of unaffiliated suppliers and management of Creative NJ does not contemplate or anticipate any significant difficulties with its ability to purchase such products from its current suppliers and/or from replacement and/or additional suppliers if and when necessary or
advisable.   Creative NJ does not have any written agreements with any
of its suppliers.   From inception to January 31, 2004, Creative NJ
purchased approximately 56% of its products from one supplier. Management believes that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in obtaining merchandise and possible loss of sales that could affect operating results.

Distribution.   Creative NJ is currently distributing its products to
approximately 200 nail and beauty salons.   Its territory is
principally and almost exclusively located within the northern and central portion of the State of New Jersey, in the counties of Essex, Hudson, Bergen, Passaic, Morris and Union.

Creative NJ sells cosmetic and beauty supplies, both on the retail and wholesale levels to beauty salons and to the general public.

Wholesale sales consist of sales to beauty salons of merchandise for resale. Sales of merchandise to these customers for consumption in the course of providing hair care services, and not for the resale are
considered retail sales.    All sales to the general public are also
considered retail sales.

Net sales are summarized as follows for the period from inception
(January 1, 2004) through January 31, 2004:

Retail          $  15,661
Wholesale          18,400
               ----------
                $  34,061
               ==========

Competition.   Competition is based on price.  Creative NJ's price
ranges of its various products are within the manufacturer-suggested prices, services and product lines. Creative NJ is competing with established companies and other entities (many of which may possess
substantially greater resources than Creative NJ).   Almost all of the
companies with which Creative NJ competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than Creative NJ now has, or will have in the foreseeable future. It is also likely that other competitors will emerge in the near future. There is no assurance that Creative NJ's products will compete successfully with other established and/or well-regarded products. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Marketing.   Creative NJ has no formal marketing plan and no sales
representatives.   Creative NJ's products will be marketed through
catalog advertising to the salon industry and special promotions.
The salons order and receive their products weekly.   No customer
accounts for more than 20% of sales and there are no existing sales contracts.

Backlog.   Creative NJ services its wholesale accounts on two days
notice. There is no backlog.   If Creative NJ does not have a specific
item, it is back ordered until the next delivery.

Employees.   Creative NJ currently has one full-time employee and one
part-time employee.

Creative NJ's operations do not depend nor are they expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary
information.   No amounts have been expended by Creative NJ for
research and development of any products nor does Creative NJ expect to expend any amounts this year or in the near future.

Creative NJ's business, products and properties are not subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

Seasonal Nature of Business Activities.   Creative NJ's business
activities are not seasonal.


Item 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

Trends and Uncertainties. Demand for Creative NJ's products will be dependent on, among other things, market acceptance of Creative NJ's concept and general economic conditions, which are cyclical in nature. Inasmuch as a major portion of Creative NJ's activities is the receipt of revenues from the sales of its products, Creative NJ's business operations may be adversely affected by Creative NJ's competitors.

Capital and Source of Liquidity.   Creative NJ's lease, which was the
obligation of the Creative NJ's parent, was assigned to Creative NJ on
January 1, 2004.   The lease expires on April 30, 2004 and has a
monthly rent of $1,300.   The future lease payments at January 31, 2004
are $3,900

For the period from inception (January 1, 2004) to January 31, 2004, Creative NJ had net cash acquired in spin-off of $256,668, received proceeds from parent company of $3,209 and paid $4,396 to parent
company.   Net cash acquired in spin-off transaction was comprised of assets acquired other than cash of $263,113, liabilities assumed of
($36,490) and common stock issued of ($483,291).   As a result,
Creative NJ had net cash provided by financing activities of $255,481 for the period from inception (January 1, 2004) to January 31, 2004.

For the period from inception (January 1, 2004) to January 31, 2004, Creative NJ did not pursue any investing activities.

Results of Operations.

Creative NJ sells approximately 1,000 different products at varying
mark ups ranging from 20 to 40 percent.   Creative NJ has two types of
customers, beauty salons and the general public.   The gross profit
margin on sales of merchandises to the general public ranges from 30 to
40 percent depending on the product sold.   The gross margin on sales
of merchandise to beauty salons is somewhat less ranging from 20 to 28 percent depending on the product sold and the discount given.

For the period from inception (January 1, 2004) through January 31, 2004, Creative NJ had net sales of $34,061 and cost of sales of $11,649 resulting in gross profit of $22,412.

Creative NJ had operating expenses of $9,422 for the period from inception (January 1, 2004) through January 31, 2004. These expenses primarily consisted of officer's salaries of $2,500, employee benefits of $999, professional fees of $2,000, rent of $1,300, and other general and administrative expenses of $2,623.

Plan of Operation. During the next twelve months, Creative NJ may obtain new product lines by negotiating with various manufacturers. Creative NJ does not intend to hire any additional employees.

Creative NJ's liquidity will be decreased due to little or no increase in revenue and higher operating costs.

Creative NJ is not delinquent on any of its obligations even though
Creative NJ has had limited operating revenues.   Creative NJ intends
to market its products utilizing cash made available from the sale of
its products.   Creative NJ is of the opinion that revenues from the
sales of its products and the proceeds from the sale of its securities will be sufficient to pay its expenses.

Creative NJ does not have nor does it intend to have pension and/or other post-retirement benefits in the future.

Creative NJ does not have any or intends to have any derivative instruments or hedging activities.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in Creative NJ's
financial statements and the accompanying notes.   The amounts of
assets and liabilities reported in our balance sheets and the amounts of revenues and expenses reported for each of our fiscal periods are affected by estimates and assumptions which are used for, but not limited to, the accounting for allowance for doubtful accounts, fair market values of marketable securities, asset impairments, inventory
and income taxes.   Actual results could differ from these estimates.
The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of the financial statements.

Revenue is recognized when earned in accordance with applicable accounting standards.  Net sales are recognized at the time products
are shipped to customers.   Over-the-counter sales are recorded at
point of sale.

The allowance for doubtful accounts is based on Creative NJ's assessment of the collectability of specific customer accounts, credit worthiness and economic as well as the aging of the accounts receivable
balances.   If there is a deterioration of a major customer's credit
worthiness or actual defaults are higher than Creative NJ's historical experience, Creative NJ's estimates of recoverability of amounts due Creative NJ could be adversely affected.

Creative NJ has elected to classify all of its investments in equity securities as available-for-sale and report them at fair value. Realized gains and losses are recorded in earnings (loss) and changes in the unrealized gain or loss is excluded from earnings (loss) and reported as a component of other comprehensive income (loss).

Creative NJ's inventory consists of finished goods and is valued at lower of cost or market with cost being determined on the first-in, first-out (FIFO) method. Creative NJ also considers obsolescense, excessive levels, deterioration and other factors in evaluating net realizable value.

Creative NJ periodically evaluates the net realizable value of long-lived assets, including property and equipment, relying on a number of factors including operating results, business plans, economic
projections and anticipated future cash flows.   An impairment in the
carrying value of an asset is recognized whenever future cash flows

(undiscounted) from an asset are estimated to be less than its carrying
value.   The amount of the impairment recognized is the difference
between the carrying value of the asset and its fair value.

New Accounting Standards:
In December 2003 the Financial Accounting Standards Board (FASB) issued a revised Interpretation No. 46, "Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51," which provides guidance on the identification of and reporting for variable interest entities including the criteria for consideration in determining whether a variable interest entity should be consolidated. Interpretation No. 46 is effective for Creative NJ beginning January 1, 2004. This statement was effective for Creative NJ beginning January 1, 2004 and had no impact on Creative NJ's financial position at that date, or results of operations for the period ended January 31, 2004 nor is it expected to have an impact in the future.

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," (SFAS 150). This statement establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that instruments that are redeemable upon liquidation or termination of an issuing subsidiary that has a limited life are considered to be mandatorily redeemable shares in the financial statements of the parent. Accordingly, those non-controlling interests are required to be classified as liabilities and recorded at settlement value by this standard. This statement was effective for Creative NJ beginning January 1, 2004 and had no impact on Creative NJ's financial position at that date or results of operations for the period ended January 31, 2004 nor is it expected to have an impact in the future.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits," (SFAS
132). This statement revised employers' disclosures about pension plans and other post-retirement benefit plans. It requires additional disclosures to those in the original SFAS 132 about the plan assets, benefit obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined post-retirement plans. This statement is effective for fiscal years ending after December 15, 2003 and quarters beginning after that date. Creative NJ adopted this statement on January 1, 2004 and it had no impact on its financial position at that date or results of operations for the period ended January 31, 2004, nor is it expected to have an impact in the future.

Forward-Looking Statements

This Form 10-KSB contains forward-looking statements within the meaning
of the federal securities laws.   These statements include those
concerning the following: Our intentions, beliefs and expectations regarding the fair value of all assets and liabilities recorded; our strategies; growth opportunities; product development and introduction relating to new and existing products; the enterprise market and related opportunities; competition and competitive advantages and disadvantages; industry standards and compatibility of our products; relationships with our employees; our facilities, operating lease and our ability to secure additional space; cash dividends; excess inventory, our expenses; interest and other income; our beliefs and expectations about our future success and results; our operating results; our belief that our cash and cash equivalents will be sufficient to satisfy our anticipated cash requirements; our expectations regarding our revenues and customers; investments and
interest rates.   These statements are subject to risk and
uncertainties that could cause actual results and events to differ materially.

Creative NJ undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Form 10-KSB.

Controls and Procedures.   The chief executive officer/chief financial
officer of Creative NJ has made an evaluation of the disclosure controls and procedures relating to the financial statements of Creative NJ for the period from inception (January 1, 2004) through January 31, 2004 and have judged such controls and procedures to be effective as of January 31, 2004 (the evaluation date).

There have not been any significant changes in the internal controls of Creative NJ or other factors that could significantly affect internal controls relating to Creative NJ since the evaluation date.


ITEM 3.  DESCRIPTION OF PROPERTY.

Creative NJ's executive offices and showroom are located at 380 Totowa
Road, Totowa, New Jersey 07512.  Telephone No. (973) 904-0004.   These
offices consist of 1,400 square feet on a lease term.   Creative NJ is
obligated as assignee under a lease agreement with an unrelated party for the space occupied by its executive offices, store and warehouse
facilities in Totowa, New Jersey.   This lease, which was the
obligation of the Creative NJ's parent, was assigned to Creative NJ on
January 1, 2004.   The lease expires on April 30, 2004 and has a
monthly rent of $1,300.   The future lease payments at January 31, 2004
are $3,900.

Creative NJ owns its delivery vehicle and the computers used in the operation of the business.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Currently Global Digital Solutions, Inc. is the sole shareholder holder
of Creative NJ.   The following tabulates holdings of shares of
Creative NJ by each person who, adjusted for completion of the spin-off, will holders of record or is known by Management to own beneficially more than 5.0% of the common shares and, in addition, by all directors and officers of Creative NJ individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

                   Shareholdings at April 30, 2004
                Adjusted for completion of the spin-off

                                                              Percentage of
                                Number & Class(1)              Outstanding
Name and Address                  of Shares                   Common Shares
Carmine Catizone              Common   1,308,000 (direct)          31.26%
10 1/2 Walker Avenue                      80,600(2) (indirect)      1.93%
Morristown, NJ 07960


Daniel T. Generelli           Common      80,000                    1.91%
24 Kansas Street
Hackensack, NJ 07601

All Directors & Officers               1,468,600                   35.10%
as a group (2 persons)

Pat Catizone                  Common     500,000 (direct)          11.95%
266 Cedar Street              Common      10,000(3)(indirect)        .24%
Cedar Grove, NJ 07009

Ram Venture Holdings Corp.    Common     630,000                   15.06%
3040 E. Commercial Blvd.
Fort Lauderdale, FL 33308

Cede & Co.                    Common     487,500                   11.65%
P.O. Box 20
Bowling Green Station
New York, NY 10274

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2)Carmine Catizone and Phyllis Catizone are husband and wife and are deemed to be the beneficial owners of each other's shares and custodial shares.

(3)Pat Catizone and Barbara Catizone are husband and wife and are deemed to be the beneficial owners of each other's shares.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name                            Position Held        Term of Office
Carmine Catizone, age 54      President, Director   October 1, 2003
                                                       to present

Daniel Generelli, age 36      Secretary/Treasurer   October 1, 2003
Vice-President/Director                                to present

Resumes:

Carmine Catizone.   Mr. Catizone has been President and a director of
Creative NJ since its incorporation on October 1, 2003. From June 1988 to July 1994, Mr. Catizone was President and a Director of J&E Beauty
Supply, Inc., a retail and wholesale beauty supply distributor.   Mr.
Catizone served as President and a director of C&C Investments, Inc., a blank check company (now known as T.O.P.S. Medical Corp., which provided chemicals for transportation of organs) from July 1977 to December 1984. From August 1995 to March 19, 2004, Mr. Catizone was
President and a director of Creative Beauty Supply, Inc.   Mr. Catizone
is not currently involved with T.O.P.S. Medical Corp.   From June 1980
to December 1985, Mr. Catizone had been district
sales manager (engaged in sales of cosmetics) for Chattem Labs.   Mr.
Catizone received his Bachelor of Science degree from Fairleigh Dickerson University in 1972.

Daniel Generelli.   Mr. Generelli has been Secretary-Treasurer and a
director of Creative NJ since its incorporation on October 1, 2003.
From August 1995 to March 19, 2004, Mr. Generelli was Secretary-
Treasurer and a director of Creative Beauty Supply, Inc.   From December
1989 to July 1995, Mr. Generelli was Secretary/Treasurer and a director of J&E Beauty Supply, Inc., a retail and wholesale beauty supply
distributor.   From December 1984 to December 1989, Mr. Generelli was
employed as a distribution supervisor with Tags Beauty Supply, a retail
and wholesale beauty supply distributor in Fairfield, NJ.   Mr.
Generelli graduated from Ramapo College of New Jersey with a Bachelor of Science degree in June of 1984.

ITEM 6.   EXECUTIVE COMPENSATION

To date, Creative NJ has not entered into employment agreements nor are any contemplated.

                                   Annual Compensation                    Awards               Payouts
                              ---------------------------        ----------------------      ----------
                                                    Other        Restricted  Securities
                                                    Annual          Stock    Underlying         LTIP       All Other
Name and Position     Year  Salary($)  Bonus($) Compensation($)  Awards(#)  Options/SARs(#)  Payouts($) Compensation($)
Carmine Catizone      2003    ---        ---          ---            ---        ---             ---          ---
   President

Daniel Generelli      2003     2,170     ----         ----           ----        ----            ----        ----
 Secretary/Treasuer/
 Director

Board of Directors Compensation.   Members of the Board of Directors
may receive an amount yet to be determined annually for their participation and will be required to attend a minimum of four meetings
per fiscal year.   To date, Creative NJ has paid $0.00 in directors'
expenses.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Amount due from related party.   From inception to January 31, 2004,
amount due from related party is comprised of advances to Creative Beauty Supply Inc. the parent of Creative NJ, of $4,396, net of amounts transferred in from the parent of $3,209.

On January 1, 2004, the assets and liabilities of CBS were contributed at book value to Creative NJ, and this subsidiary was then spun-off by CBS to its shareholders. This spin-off was done in contemplation of a merger which occurred on March 19, 2004 between CBS and Global Digital Solutions, Inc., a Delaware corporation, upon approval by vote of the stockholders of CBS and Global Digital, whereby the former shareholders of CBS became the owners of 100 percent of the common stock of Creative NJ.

Pursuant to the Memorandum of Understanding between CBS and Global Digital, Creative NJ and Carmine Catizone, Pasquale Catizone and their families have agreed to indemnify Global from any claims arising from existing liabilities of CBS prior to the closing that occurred on March 19, 2004. Carmine Catizone was President and Chief Executive Officer of CBS through the closing date of the merger, and is currently President of Creative NJ and Pasquale Catizone was a stockholder of CBS through the closing date of the merger.

There are no other agreements between Global Digital Solutions, Inc.
and Creative NJ post spin-off.   The spin-off includes all the
operations, assets and liabilities of the Creative NJ subsidiary.

Global Digital does not retain any liability once the spin-off is completed and Global Digital and Creative NJ will mutually release each other from any claims after the spin-off.

ITEM 8.  DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of Creative NJ's Certificate of Incorporation and Bylaws, as amended.

Common Stock. Creative NJ's articles of incorporation authorize it to issue up to 100,000,000 common shares, $.001 par value per common share. As of January 31, 2004, 3,494,650 common shares were issued and outstanding.

Creative NJ is authorized to issue up to 10,000,000 preferred shares. As of January 31, 2004, no preferred shares were issued and outstanding.

Liquidation Rights.   Upon liquidation or dissolution, each outstanding
common share will be entitled to share equally in the assets of Creative NJ legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or restrictions upon the
rights of the board of directors to declare dividends out of any funds legally available therefore. Creative NJ has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The board of directors initially may follow a policy of retaining earnings, if any, to finance the future growth of
Creative NJ.   Accordingly, future dividends, if any, will depend upon,
among other considerations, Creative NJ's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of common shares of Creative NJ are entitled
to voting rights of one hundred percent. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

Our bylaws allow action to be taken by written consent rather than at a meeting of stockholders with the consent of the holders of a majority of shares entitled to vote.

Transfer Agent. Continental Stock Transfer & Trust Company acts as Creative NJ's transfer agent.

                               PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information.   Creative NJ's common stock is not included in the
pink sheets or in the OTC Bulletin Board maintained by the NASD.
Creative NJ plans to apply to the OTC Bulletin Board.

There is no public trading market for Creative NJ common stock and there is no guarantee any trading market will develop.

Holders.   The sole shareholder of record of Creative NJ's common
stock, as of January 31, 2004 was Creative Beauty Supply, Inc.   As a
result of the spin-off, the approximate number of record holders of Creative NJ will be 113.

Dividends.   Holders of Creative NJ's common stock are entitled to
receive such dividends as may be declared by its board of directors after the spin-off has been completed.

ITEM 2.  LEGAL PROCEEDINGS

Creative NJ is not a party to any legal proceedings nor is Creative NJ aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Since inception, there has been no changes in or disagreements with Creative NJ's principal independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

On January 1, 2004, 3,494,650 common shares were issued to Creative Beauty Supply, Inc., the parent company for $.001 per common share. These common shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1934 to a sophisticated investor.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. Creative NJ shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of New Jersey, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of Creative NJ, or served any other enterprise as director, officer or employee at the request of Creative NJ. The board of directors, in its discretion, shall have the power on behalf of Creative NJ to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Creative NJ.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Creative NJ, Creative NJ has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by Creative NJ of expenses incurred or paid by a director, officer or controlling person of Creative NJ in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, Creative NJ will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


                             PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Independent Auditor's Report dated March 26, 2004
Balance Sheet - January 31, 2004
Statement of Operations for the period from inception (October 1, 2003) to January 31, 2004
Statement of Comprehensive Loss for the period from inception (October 1, 2003) to January 31, 2004
Statement of Changes In Stockholders' Equity for the period from inception (October 1, 2003) to January 31, 2004
Statement of Cash Flows for the period from inception (October 1, 2003) to January 31, 2004
Notes to Financial Statements

 INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Creative Beauty Supply of New Jersey Corp.
Totowa, New Jersey

We have audited the accompanying balance sheet of Creative Beauty Supply of New Jersey Corp. as of January 31, 2004 and the related statement of operations, stockholders' equity and cash flows for the period from inception (January 1, 2004) through January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Beauty Supply of New Jersey Corp. as of January 31, 2004, and the results of its operations and its cash flows for the period from inception (January 1, 2004) through January 31, 2004 in conformity with accounting principles generally accepted in the United States of America.





SAMUEL KLEIN AND COMPANY

Newark, New Jersey
March 26, 2004

             CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                              BALANCE SHEET
                             JANUARY 31, 2004

                                                           January 31,
                                                              2004
                                                           ----------
ASSETS
------
Current Assets:
  Cash and cash equivalents                                $  260,003
  Accounts receivable                                           1,376
  Inventory                                                    52,551
  Investment in available for sale securities                 440,000
  Prepaid insurance                                             3,529
  Due from related party                                        1,187
                                                           ----------
     Total Current Assets                                     758,646

Property and equipment, net of accumulated depreciation
 of $108 at January 31, 2004                                    6,389
                                                           ----------
     Total Assets                                          $  765,035
                                                           ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable and accrued expenses                    $   28,353
  Income taxes payable                                          2,946
                                                           ----------
          Total Current Liabilities                            31,299

Deferred Tax Liability                                         91,450
                                                           ----------
     Total Liabilities                                        122,749
                                                           ----------

Commitments and Contingencies

Stockholders' Equity:
  Preferred Stock ($.001 par value, 10,000,000 shares
   authorized, none outstanding at January 31, 2004)                -
  Common stock ($.001 par value, 100,000,000 shares
   authorized, 3,494,650 issued and outstanding
   at January 31, 2004)                                         3,495
  Additional paid in capital                                  479,796
  Retained earnings                                            10,445
  Accumulated other comprehensive income                      148,550
                                                           ----------
     Total Stockholders' Equity                               642,286
                                                           ----------
     Total Liabilities and Stockholders' Equity            $  765,035
                                                           ==========





The accompanying notes are an integral part of these financial statements.

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                        STATEMENT OF OPERATIONS
             FOR THE PERIOD FROM INCEPTION (JANUARY 1, 2004)
                        THROUGH JANUARY 31, 2004


Net Sales                                                  $   34,061

Cost of Sales                                                  11,649
                                                           ----------
Gross Profit                                                   22,412
                                                           ----------
Operating Expenses
  Officer's salary                                              2,500
  Employee benefits                                               999
  Professional fees                                             2,000
  Rent                                                          1,300
  Other general and administrative                              2,623
                                                           ----------
     Total Operating Expenses                                   9,422
                                                           ----------

Income from operations                                         12,990

Other Income:
  Interest income                                                 401
                                                           ----------
     Net Income Before Income Taxes                            13,391

Provision for Income taxes                                      2,946
                                                           ----------
Net Income                                                 $   10,445

Other Comprehensive Income, net of taxes arising from
 unrealized gain on available for sale securities             148,550
                                                           ----------
Total Comprehensive Income                                 $  158,995
                                                           ==========
Earnings (loss) per Share:
  Basic and diluted net income per common share            $        -
                                                           ==========
  Basic and diluted weighted average common shares
  outstanding                                               3,494,650
                                                           ==========





The accompanying notes are an integral part of these financial statements.

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                   STATEMENT OF STOCKHOLDERS' EQUITY
             FOR THE PERIOD FROM INCEPTION (JANUARY 1, 2004)
                       THROUGH JANUARY 31, 2004

                        Common Stock
                       $.001 Par Value                 Accumulated
                     Number      Common    Additional     Other
                       of        Stock      Paid in  Comprehensive  Retained
                     Shares      Amount     Capital      Income     Earnings      Total
                   ----------  ----------  ----------  ----------  ----------  ----------
Spin-off of net assets
 of parent company
 recorded as additional
 paid in capital,
 January 1, 2004            -  $        -  $  483,291  $        -           -  $  483,291

Issuance of
 common stock       3,494,650       3,495      (3,495)          -           -           -

Net unrealized gain on
 available for sale
 securities                 -           -           -     148,550           -     148,550

Net income for the
 period ended
 January 31, 2004           -           -           -           -      10,445      10,445
                   ----------  ----------  ----------  ----------  ----------  ----------
Balances,
 January 31, 2004   3,494,650  $    3,495  $  479,796  $  148,550  $   10,445  $  642,286
                   ==========  ==========  ==========  ==========  ==========  ==========





The accompanying notes are an integral part of these financial statements.

               CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                         STATEMENT OF CASH FLOWS
             FOR THE PERIOD FROM INCEPTION (JANUARY 1, 2004)
                       THROUGH JANUARY 31, 2004

Cash Flows from Operating Activities:
  Net income                                               $   10,445
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                                  108
  Changes in assets and liabilities, net of
  operating assets and liabilities acquired in spin-off:
    Decrease in accounts receivable                                80
    Decrease in inventory                                       1,309
    Increase in prepaid expenses                               (2,229)
    Decrease in accounts payable and accrued expenses          (8,137)
    Increase in income taxes payable                            2,946
                                                           ----------
      Net cash provided by operating activities                 4,522
                                                           ----------
Cash Flows from Investing Activities:                               -
                                                           ----------
      Net cash used in investing activities                         -
                                                           ----------
Cash Flows from Financing Activities:
  Net cash acquired in spin-off                               256,668
  Proceeds received from parent company                         3,209
  Amounts paid to parent company                               (4,396)
                                                           ----------
        Net cash provided by financing activities             255,481
                                                           ----------
Net Increase in Cash and Cash Equivalents                     260,003
Cash and Cash Equivalents, beginning of period                      -
                                                           ----------
Cash and Cash Equivalents, end of period                   $  260,003
                                                           ==========
Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:
    Interest                                               $        -
                                                           ==========
    Income taxes                                           $        -
                                                           ==========
Supplemental Disclosures of Non-Cash
  Investing and Financing Activities:
    Unrealized  gain on available for sale securities      $  240,000
    Deferred tax liability                                    (91,450)
                                                           ----------
    Accumulated other comprehensive income                 $  148,550
                                                           ==========
Net cash acquired in spin-off transaction was comprised of:
  Assets acquired other than cash                          $  263,113
  Liabilities assumed                                         (36,490)
  Common stock issued                                        (483,291)
                                                           ----------
  Cash acquired                                            $  256,668
                                                           ==========
Issuance of common stock, recorded as reclassification
 from additional paid in capital                           $    3,495
                                                           ==========

The accompanying notes are an integral part of these financial statements.

                CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORP.
                      NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 2004


1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business
Creative Beauty Supply of New Jersey Corp (the Company), was incorporated in the State of New Jersey on October 1, 2003. It was formed pursuant to a resolution of the Board of Directors of Creative Beauty Supply Inc., (CBS) as a wholly owned subsidiary of that company, a publicly traded New Jersey corporation. On January 1, 2004, the assets and liabilities of CBS were contributed at book value to the Company, and this subsidiary was then spun-off by CBS to its shareholders. This spin-off was done in contemplation of a merger which occurred on March 19, 2004 between CBS and Global Digital Solutions, Inc. (Global), a Delaware corporation, upon approval by vote of the stockholders of CBS and Global whereby the former shareholders of CBS became the owners of 100 percent of the common stock of the Company. Also, on January 1, 2004, the Company commenced operations in the beauty supply industry at both the wholesale and retail levels.
The Company had no transactions between its date of incorporation and January 1, 2004.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Management's Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Sales are recognized when the products are shipped to customers. Over the counter sales are recognized at the point of sale.

Investments in Available for Sale Securities
The Company considers its investment in equity securities as available for sale and has therefore reflected the investment at fair value in the accompanying financial statements. Realized gains and losses are reported in current earnings (losses). Changes in unrealized gain or loss is excluded from current earnings (losses) and reported as a component of other comprehensive income (loss) in the stockholders' equity section of the balance sheet.

Accounts Receivable
Accounts receivable are unsecured customer obligations due under normal trade terms that require payment within thirty days from the invoice date or as specified by the invoice, and are stated at the amount billed to the customer.

Customer account balances with invoices dated more that ninety days prior to the date of the financial statements, or over ninety days past the due date are considered delinquent. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice, or if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's estimate of the amounts that will not be collected. Management reviews all accounts receivable balances that are considered delinquent on an individual basis, and based on an assessment of current credit worthiness, and management's experience, estimates the portion of the balance that will not be collected. Management considered all accounts receivable at January 31, 2004 to be fully collectible, and accordingly no allowance for doubtful accounts was recorded at this date.

Inventory
Inventory, which consists of finished goods, is valued at the lower of cost or market determined on a first-in, first-out (FIFO) basis. The Company also considers obsolescence, excess quantities, deterioration and other factors in evaluating net realizable value.

Impairment of Long-Lived Assets
The Company periodically evaluates long-lived assets for impairment, including property and equipment, pursuant to the requirements of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," (SFAS 144). SFAS 144 requires that if events or changes in circumstances indicate that the cost of long-lived assets or asset groups may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted cash flows associated with the asset or asset group to the asset's carrying value to determine if a writedown to market value would be required. Long-lived assets or asset groups that meet the criteria in SFAS 144 as being held for disposal by sale are reflected at the lower of their carrying amount or fair market value, less costs to sell.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed over the estimated useful lives of the respective assets using the straight line method. The major classes of assets and their estimated useful lives are as follows:

                                              Years
     Delivery equipment                         5
     Furniture and office equipment             7

Repairs and maintenance are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the results of operations.

Income Taxes
Income tax provisions and credits are recorded at enacted tax rates for taxable items included in the statement of operations, regardless of the period for which such items are reported for tax purposes.
Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the related deferred tax asset will not be realized.

Comprehensive Income
The Company reports components of comprehensive income under the requirements of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (SFAS 130). This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity. For the period presented the Company's other comprehensive income consisted only of unrealized gains on available for sale securities.

Election of fiscal year
The Company has elected the calendar year as their fiscal year.

Earnings (Loss) Per Share
The Company computes earnings (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," (SFAS 128). Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding, which include convertible debentures, stock options and warrants.
There were no dilutive common equivalents for the period presented.

Recent Accounting Pronouncements
In December 2003 the Financial Accounting Standards Board (FASB) issued a revised Interpretation No. 46, "Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51," which provides guidance on the identification of and reporting for variable interest entities including the criteria for consideration in determining whether a variable interest entity should be consolidated. Interpretation No. 46 is effective for the Company beginning January 1, 2004. This statement was effective for the Company beginning January 1, 2004 and had no impact on the Company's financial position at that date, or results of operations for the period ended January 31, 2004 nor is it expected to have an impact in the future.

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," (SFAS 150). This statement establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that instruments that are redeemable upon liquidation or termination of an issuing subsidiary that has a limited life are considered to be mandatorily redeemable shares in the financial statements of the parent. Accordingly, those non-controlling interests are required to be classified as liabilities and recorded at settlement value by this standard. This statement was effective for the Company beginning January 1, 2004 and had no impact on the Company's financial position at that date or results of operations for the period ended January 31, 2004 nor is it expected to have an impact in the future.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits," (SFAS
132). This statement revised employers' disclosures about pension plans and other post-retirement benefit plans. It requires additional disclosures to those in the original SFAS 132 about the plan assets, benefit obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined post-retirement plans. This statement is effective for fiscal years ending after December 15, 2003 and quarters beginning after that date. The Company adopted this statement on January 1, 2004 and it had no impact on its financial position at that date or results of operations for the period ended January 31, 2004, nor is it expected to have an impact in the future.


2.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures its financial assets and liabilities in accordance with U.S. generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short-term maturities.

The Investment in available-for sale securities is recorded at fair value based on quoted market prices.


3.  INVESTMENT IN AVAILABLE FOR SALE SECURITIES

The Company's investment in available for sale securities is comprised solely of an equity holding as follows:

                                              January 31,
                                                2004
                                              ----------
     Cost                                     $  200,000
     Unrealized gains                            240,000
                                              ----------
     Fair Value                               $  440,000

There were no sales of securities during the period from inception (January 1, 2004) through January 31, 2004.


4.  DUE FROM RELATED PARTY

Amount due from related party is comprised of advances to Creative Beauty Supply Inc. the parent of the Company, of $4,396, net of amounts transferred in from the parent of $3,209.


5.  PROPERTY AND EQUIPMENT

At January 31, 2004 property and equipment consisted of delivery equipment with a cost of $6,497, and accumulated depreciation of $108. Depreciation expense for the period from inception (January 1, 2004) through January 31, 2004 was $108. Furniture and office equipment with a cost of $1,500 and accumulated depreciation of $1,500 was written off on January 31, 2004.

6.  STOCKHOLDERS' EQUITY

The authorized capital stock of the Company consists of 10,000,000 shares of preferred stock, $.001 par value of which there were no shares outstanding at January 31, 2004, and 100,000,000 of common stock, $.001 par value of which 3,494,650 shares were outstanding on this date.

Holders of shares of common stock are entitled to one vote for each share or fraction thereof, on all matters to be voted on by the stockholders. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata in all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.


7.  CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of short-term cash investments and trade receivables. The Company maintains substantially all of its banking activities with one bank and cash balances throughout the period presented in these financial statements generally exceeded the federally insured limits of the FDIC of $100,000. Management believes that its customer acceptance, credit and collection policies are adequate to minimize potential credit risk associated with trade receivables.


8.  COMPONENTS OF REVENUE

Wholesale sales consist of sales to beauty salons of merchandise for resale. Sales of merchandise to these customers for consumption in the course of providing hair care services to their customers, and not for resale are considered retail sales. All sales to the general public are also considered retail sales.

Net sales are summarized as follows for the period from inception
(January 1, 2004) through January 31, 2004:

     Retail                                   $   15,661
     Wholesale                                    18,400
                                              ----------
                                              $   34,061


9.  COMMITMENTS AND CONTINGENCIES

The Company is obligated as assignee under a lease agreement with an unrelated party for the space occupied by its executive offices, store, and warehouse facilities in Totowa, New Jersey. This lease, which was the obligation of the Company's parent, was assigned to the Company on January 1, 2004. The lease expires on April 30, 2004, and has a monthly rent of $1,300. The future lease payments at January 31, 2004 are $3,900.

10.  PROVISION FOR INCOME TAXES

Provision for income taxes for the period ended January 31, 2004 is as follows:

     Current:
       Federal                                $    2,009
       State                                         937
                                              ----------
                                              $    2,946


Certain items of income and expense are recognized in different tax years for financial reporting and income tax purposes. Deferred income taxes are provided to recognize these temporary differences. The item that gives rise to the deferred income tax (liability) is as follows at January 31, 2004:

     Unrealized gain on available
       for sale securities                    $  (91,450)


11.  SUBSEQUENT EVENTS

On January 1, 2004, the assets and liabilities of CBS were contributed at book value to the Company, and this subsidiary was then spun-off by CBS to its shareholders. This spin-off was done in contemplation of a merger which occurred on March 19, 2004 between CBS and Global Digital Solutions, Inc. (Global), a Delaware corporation, upon approval by vote of the stockholders of CBS and Global, whereby the former shareholders of CBS became the owners of 100 percent of the common stock of the Company.

Pursuant to the Memorandum of Understanding between CBS and Global, the Company and Carmine Catizone, Pasquale Catizone and their families have agreed to indemnify Global from any claims arising from existing liabilities of CBS prior to the closing that occurred on March 19, 2004. Carmine Catizone was President and Chief Executive Officer of CBS through the closing date of the merger, and is currently President of the Company and Pasquale Catizone was a stockholder of CBS through the closing date of the merger.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3) Charter and By-Laws

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1) Articles of Incorporation
(3.2) Bylaws
(4)   Form of Common Stock Certificate

                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Creative Beauty Supply of New Jersey Corporation

Date:  May 5, 2004          /s/ Carmine Catizone
                            ---------------------
                            By: Carmine Catizone
                               President, Chief Executive Officer